UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT REGULATION A

Date of Report (Date of earliest event reported) January 2, 2018

True Leaf Medicine International Ltd.
(Exact name of registrant as specified in its charter)

British Columbia	000-00000
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

100 Kalamalka Lake Road, Unit 32, Vernon, British Columbia V1T 9G1
(Full mailing address of principal executive offices)

778-389-9933
Issuer's telephone number, including area code

Title of each class of securities issued pursuant to Regulation A:	Common Shares

 Item 9.    Other Events

Engagement of Investor Relations Advisory Services

On December 18, 2017, True Leaf Medicine International Ltd. (the "Issuer") retained Edison Advisors ("Edison"), a global strategic advisory firm, as the Issuer's investor relations advisor. Under the terms of the agreement the Issuer is required to pay Edison $8,000 per month. The agreement is for a term of 12 month, and can be cancelled on 90 days written notice.

Exercise of Option to Acquire Property

On December 22, 2017, the Issuer's wholly owned subsidiary True Leaf Medicine Inc. ("TLM") exercised its option to purchase a 40-acre parcel of land in Lumby, BC (the "Property") from a private British Columbia company. The seller is at arm's length to the Issuer (the "Optionor"). The closing date has been set for January 22, 2017, TLM paid an initial sum of $100,000 on entering into the option agreement and is required to pay an additional $3,200,000 plus GST on closing. TLM currently leases a portion of the Property from the Optionor and expects to use the Property, as well as the existing building thereon, in connection with its proposed medical cannabis operations. Details about the property and the option agreement are set-out in the Issuer's Regulation Offering Circular qualified by the SEC.

Exercise of Stock Options and Warrants - Update

In the month of December 2017, a total of 120,000 stock options and 622,500 warrants were exercised by holders as follows:

Security	Number Issued	Details of Issuance	Use of Proceeds(1)
Common Share	25,000	These shares were issued on December 5, 2017 upon the exercise of outstanding warrants at a price on $0.45 per share	$11,250 for general corporate purposes
Common Share	20,000	These shares were issued on December 5, 2017 upon the exercise of outstanding warrants at a price on $0.45 per share	$9,000 for general corporate purposes
Common Share	10,500	These shares were issued on December 5, 2017 upon the exercise of outstanding warrants at a price on $0.45 per share	$4,725 for general corporate purposes
Common Share	40,000	These shares were issued on December 5, 2017 upon the exercise of outstanding warrants at a price on $0.45 per share	$18,000 for general corporate purposes
Common Share	7,000	These shares were issued on December 21, 2017 upon the exercise of outstanding warrants at a price on $0.45 per share	$3,150 for general corporate purposes

Common Share	120,000	These shares were issued on December 21, 2017 upon the exercise of outstanding option at a price on $0.395 per share	$47,400 for general corporate purposes
Common Share	10,000	These shares were issued on December 21, 2017 upon the exercise of outstanding warrants at a price on $0.45 per share	$4,500 for general corporate purposes
Common Share	10,000	These shares were issued on December 21, 2017 upon the exercise of outstanding warrants at a price on $0.45 per share	$4,500 for general corporate purposes
Common Share	500,000	These shares were issued on December 21, 2017 upon the exercise of outstanding warrants at a price on $0.15 per share	$75,000 for general corporate purposes

(1) Allocation of use of proceeds may change at the discretion of the board of directors.

 Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act") and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as "outlook," "believes," "expects," "potential,"continues," "may," "will," "should,""could," "seeks," "projects," "predicts," "intends," "plans," "estimates," "anticipates" or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled "Risk Factors" in our Offering Statement on Form 1-A dated November 13, 2017, filed with the Securities and Exchange Commission ("SEC"), as such factors may be updated from time to time in our periodic filings and prospectus supplements filed with the SEC, which are accessible on the SEC's website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

Item 10.          Exhibits

15.1     Press Release dated December 18, 2017

15.2     Press Release dated January 2, 2018

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

True Leaf Medicine International Ltd.

/s/ Darcy Bomford
By:
Darcy Bomford
Chief Executive Officer of True Leaf

Date:  January 4, 2018